

January 17, 2014

Via Email
Mr. Shaoyun Han
Chief Executive officer
Tarena International, Inc.
Suite 10017, Building E
Zhongkun Plaza, A18 Bei San Huan West Road
Haidian District, Beijing 100098
People's Republic of China

> **Re:** **Tarena International, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 10, 2014**
> **CIK No. 0001592560**

Dear Mr. Han:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Organizational Chart, page 4

1. We note your response to comment 19 and that you have provided a list of your subsidiaries as exhibit 21. Please add disclosure to reference investors to the exhibit as showing a list of your subsidiaries and VIEs. Further, disclose in the exhibit the name of the subsidiary that operates the relevant school.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67</u>

<u>Net Revenues</u>

2.   We note your response to comment 33. Please expand your disclosure to provide more clarity about your students' overall need for financial assistance and to what degree you intend to continue to assist through Chuangbang and any other forms of P2P lending.

<u>Principal [and Selling] Shareholders, page 126</u>

3.   We note your response to comment 35. We note you will have a dual class structure prior to the completion of this offering where all of your currently outstanding preferred and ordinary shares will convert into Class B shares and where you will offer Class A shares under this registration statement. Please reference the definitional requirements of a foreign private issuer and tell us tell us how you intend to qualify.

<u>Note 1. Description of Business, Organization, Basis of Presentation and Significant Concentrations and Risks</u>

<u>Note 1(b) Organization, page F-7</u>

4.   We also note from your response to comment 40 that you are not yet in a position to estimate the individual ownership amounts after consummation of the public offering. In this regard, we may have additional comments after you determine these amounts.

<u>Tarena International Inc. and Subsidiaries</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 9. Related Party Transactions, page F-25</u>

5.   We note your response to comment 59. Considering the relationships between Mr. Han, Chuangbang and the company, please help us understand why you have not presented the related assets and liabilities associated with the student loans in your consolidated balance sheet. In this regard, please help us to fully understand the relationships between Mr. Han, Chuangbang, the third-party lenders and the company by providing us with a robust description of the nature and extent of the purpose and design of the mechanisms underlying the student loan program. Describe who bears the legal liability to repay the third-party lenders, Mr. Han, Chuanbang, or both. Also please tell us more details about Chuangbang's business and operations.

6.   Please tell us how you considered ASC 810-10-25-21 and 22 to determine if Chuanbang or some other entity could be considered a variable interest entity with respect to the student loan program.

Note 1(a) Organization, page F-43

7.   We note your response to comment 64. You state that you expect to complete the transfer of the remaining learning center operations of Tarena Entities to other subsidiaries of Tarena International by the end of 2013. Please revise to provide a current status of the transfers as of December 31, 2013.

        You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

                                                Sincerely,

                                                /s/ Celeste M. Murphy for

                                                Larry Spirgel
                                                Assistant Director

cc: Via E-mail
        Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP